UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Rocket Lab USA, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

773122106

(CUSIP Number)

John Demeter

Khosla Ventures

2128 Sand Hill Road

Menlo Park, California 94025

(650) 376-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 773122106	13D

1	NAMES OF REPORTING PERSONS. Khosla Ventures Seed B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 34,945,825 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 34,945,825 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,945,825 shares (see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (see Attachment A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 773122106	13D

1	NAMES OF REPORTING PERSONS. Khosla Ventures Seed B (CF), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,983,677 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,983,677 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,983,677 shares (see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (see Attachment A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 773122106	13D

1	NAMES OF REPORTING PERSONS. Khosla Ventures Seed Associates B, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 36,929,502 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 36,929,502 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,929,502 shares (see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0% (see Attachment A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 773122106	13D

1	NAMES OF REPORTING PERSONS. Khosla Ventures V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 37,823,617 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 37,823,617 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,823,617 shares (see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% (see Attachment A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 773122106	13D

1	NAMES OF REPORTING PERSONS. Khosla Ventures Associates V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 37,823,617 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 37,823,617 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,823,617 shares (see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% (see Attachment A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 773122106	13D

1	NAMES OF REPORTING PERSONS. VK Services, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 83,874,688 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 83,874,688 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,874,688 shares (see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.1% (see Attachment A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 773122106	13D

1	NAMES OF REPORTING PERSONS. Vinod Khosla
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 83,874,688 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 83,874,688 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,874,688 shares (see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.1% (see Attachment A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Explanatory Note

This Amendment No. 2 to the statement on Schedule 13D amends and restates the statement on Schedule 13D initially filed on September 7, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D, filed on March 17, 2022.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Common Stock, par value $0.0001 per share (the “Common Stock”), of Rocket Lab USA, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 3881 McGowen Street, Long Beach, California 90808. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Khosla Ventures Seed B, L.P. (“KV Seed B”), with respect to the shares of Common Stock directly and beneficially owned by it;

(ii)	Khosla Ventures Seed B (CF), L.P. (“KV Seed B (CF)”), with respect to the shares of Common Stock directly and beneficially owned by it;

(iii)	Khosla Ventures Seed Associates B, LLC (“KVA Seed B”), with respect to the shares of Common Stock directly and beneficially owned by it;

(iv)	Khosla Ventures V, L.P. (“KV V”), with respect to the shares of Common Stock directly and beneficially owned by it;

(v)	Khosla Ventures Associates V, LLC (“KVA V”), with respect to the shares of Common Stock directly and beneficially owned by it; and

(vi)	VK Services, LLC (“VK Services”), with respect to the shares of Common Stock directly and beneficially owned by it; and

(vii)	Vinod Khosla (“Khosla”), with respect to the shares of Common Stock directly and beneficially owned by him.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Pursuant to the provisions of General Instruction C to Schedule 13D, information in Items 2 through 6 of this Schedule 13D is also provided with respect to Vinod Khosla, with respect to the shares of Common Stock directly and beneficially owned by him.

Vinod Khosla is referred to as a “General Partner.”

(b)	The business address of each of the Reporting Persons and the General Partner is:

Khosla Ventures

2128 Sand Hill Road

Menlo Park, California 94025

(c)	The present principal business of each of the Reporting Persons and the General Partner is the venture capital investment business.

(d)	Neither the General Partner nor any of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Neither the General Partner nor any of the Reporting Persons, during the last five years, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship.

KV Seed B	Delaware, United States of America
KV Seed B (CF)	Delaware, United States of America
KVA Seed B	Delaware, United States of America
KV V	Delaware, United States of America
KVA V	Delaware, United States of America
VK Services	Delaware, United States of America
Khosla	United States of America

Additional information concerning the Reporting Persons is listed on Attachment A hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration.

From August 2013 through May 2020, the Reporting Persons acquired the following shares of preferred stock of Legacy Rocket Lab (as defined below): 6,271,165 shares of Series A Preferred Stock, 4,019,122 shares of Series B Preferred Stock, 2,177,599 shares of Series C Preferred Stock, 64,279 shares of Series D Preferred Stock, 158,571 shares of Series E Preferred Stock and 63,428 shares of Series E-1 Preferred Stock. The Reporting Persons acquired such shares for an aggregate purchase price of approximately $28.2 million. All such shares were acquired with working capital.

The shares of Common Stock reported herein as beneficially owned by the Reporting Persons were acquired in connection with a business combination (the “Business Combination”) contemplated by the Agreement and Plan of Merger dated March 1, 2021, and amended by Amendment No. 1 thereto, dated May 7, 2021, and Amendment No. 2 thereto, dated June 25, 2021 (the “Merger Agreement”), by and among Vector Acquisition Corporation (“Vector”), Rocket Lab USA, Inc. (“Legacy Rocket Lab”), and Prestige USA Merger Sub, Inc., a wholly-owned subsidiary of Legacy Rocket Lab. As a result of, and as the final step of, the Business Combination, on August 25, 2021 (the “Closing”), Legacy Rocket Lab merged with and into Vector, with Vector surviving the merger and being renamed “Rocket Lab USA, Inc.” (the “Issuer”, as previously defined).

As a result of the Business Combination, the shares of preferred stock of Legacy Rocket Lab held by each of the Reporting Persons were converted into the right to receive a number of shares of Common Stock equal to an exchange ratio equal to 9.059659. As a result of such conversion, the Reporting Persons owned an aggregate of 115,004,795 shares of Common Stock immediately following the Business Combination.

Item 4.	Purpose of Transaction.

The shares of Common Stock reported herein were acquired solely for investment purposes. None of the Reporting Persons have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer.

The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by the Reporting Persons or others of shares of the Issuer’s Common Stock held by such stockholders.

Other than as described above in Item 3 of this Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the actions described in subparagraphs (a) through (j) of this Item 4. However, the Reporting Persons may seek information from management and the Issuer’s Board of Directors, and may engage in further discussions with management, the Issuer’s Board of Directors, other stockholders of the Issuer and other relevant parties, concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer, or in proposing one or more of the other actions described in subparagraphs (a) through (j) of this Item 4. In addition, the Reporting Persons may exercise their rights under the Second Amended and Restated Registration Rights Agreement, as defined below.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of shares of Common Stock reported beneficially owned by each person named herein is determined in accordance with SEC rules and is based upon 463,803,788 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in Prospectus Supplement No. 1 to the Prospectus dated May 4, 2022, which forms a part of Registration Statements on Form S-1 (Registration Nos. 333-259797 and 333-257440), filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2021. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of Common Stock issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Schedule.

A.	Khosla Ventures Seed B, L.P.

(a)	As of the date of this Schedule 13D, KV Seed B beneficially owned 34,945,825 shares of Common Stock, representing a beneficial ownership of approximately 7.5% of the shares of Common Stock.

(b)	1. Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 34,945,825
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 34,945,825

Please see Attachment A for additional information.

B.	Khosla Ventures Seed B (CF), L.P.

(a)	As of the date of this Schedule 13D, KV Seed B (CF) beneficially owned 1,983,677 shares of Common Stock, representing a beneficial ownership of approximately 0.4% of the shares of Common Stock.

(b)	1. Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 1,983,677
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 1,983,677

Please see Attachment A for additional information.

C.	Khosla Ventures Seed Associates B, LLC

(a)	As of the date of this Schedule 13D, KVA Seed B beneficially owned 36,929,502 shares of Common Stock, representing a beneficial ownership of approximately 8.0% of the shares of Common Stock.

(b)	1. Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 36,929,502
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 36,929,502

Please see Attachment A for additional information.

D.	Khosla Ventures V, L.P.

(a)	As of the date of this Schedule 13D, KV V beneficially owned 37,823,617 shares of Common Stock, representing a beneficial ownership of approximately 8.2% of the shares of Common Stock.

(b)	1. Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 37,823,617
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 37,823,617

Please see Attachment A for additional information.

E.	Khosla Ventures Associates V, LLC

(a)	As of the date of this Schedule 13D, KVA V beneficially owned 37,823,617 shares of Common Stock, representing a beneficial ownership of approximately 8.2% of the shares of Common Stock.

(b)	1. Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 37,823,617
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 37,823,617

Please see Attachment A for additional information.

F.	VK Services, LLC

(a)	As of the date of this Schedule 13D, VK Services beneficially owned 83,874,688 shares of Common Stock, representing a beneficial ownership of approximately 18.1% of the shares of Common Stock.

(b)	1. Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 83,874,688
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 83,874,688

Please see Attachment A for additional information.

G.	Vinod Khosla

(a)	As of the date of this Schedule 13D, Vinod Khosla beneficially owned 83,874,688 shares of Common Stock, representing a beneficial ownership of approximately 18.1% of the shares of Common Stock.

(b)	1. Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 83,874,688
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 83,874,688

Please see Attachment A for additional information.

With respect to each Reporting Person and General Partner:

(c)

On May 17, 2022, 13,440,701 shares of Common Stock held by KV Seed B were distributed to the limited partners and general partners of KV Seed B in a pro rata distribution for no consideration. Of such distributed shares, 6,562,855 shares of Common Stock were received by KVA Seed B. On May 17, 2022, 762,952 shares of Common Stock held by KV Seed B (CF) were distributed to the limited partners and general partners of KV Seed B (CF) in pro rata distributions for no consideration. Of such distributed shares, 261,572 shares of Common Stock were received by KVA Seed B. Of the shares distributed by each of KV Seed B and KV Seed B (CF) to KVA Seed B, all of such shares were subsequently distributed by KVA Seed B to the underlying members of KVA Seed B. Of such distributed shares, 5,544,940 shares of Common Stock were received by VK Services.

On May 17, 2022, 14,547,545 shares of Common Stock held by KV V were distributed to the limited partners and general partners of KV V in a pro rata distribution for no consideration. Of such distributed shares, 5,438,597 shares of Common Stock were received by KVA V. Of the shares distributed by KV V to KVA V, all of such shares were subsequently distributed by KVA V to the underlying members of KVA V. Of such distributed shares, 3,576,629 shares of Common Stock were received by VK Services. As a result of such distributions, and those distributions made by KVA Seed B to VK Services, VK Services is now the direct owner of 12,480,869 shares of Common Stock and each of KVA Seed B and KVA V is the direct owner of 0 shares of Common Stock.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons or the General Partner.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Second Amended and Restated Registration Rights Agreement

In connection with the Closing, on August 25, 2021, each of KV Seed B, KV Seed B (CF), and KV V (the “KV Funds”) entered into a Second Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with the Issuer (then known as Vector Acquisition Delaware Corporation), Vector Acquisition Partners, L.P., certain legacy investors of Vector party thereto and certain other investors of Legacy Rocket Lab party thereto, pursuant to which the KV Funds are entitled to registration rights with respect to their shares of Common Stock. The Registration Rights Agreement provides that the Issuer will, within 45 calendar days following the Closing, file with the SEC a shelf registration statement (the “Registration Statement”) pursuant to Rule 415 of the Securities Act of 1933, as amended, and use commercially reasonable efforts to cause such Registration Statement to be declared effective as soon as practicable after the filing thereof, but no later than the earlier of (a) the 90th calendar day following the filing date if the SEC notifies the Issuer that it will “review” the Registration Statement and (b) the tenth business day after the date the Issuer is notified by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review.

At any time when there is an effective shelf registration statement, the KV funds may request to sell all or a portion of their registrable securities in an underwritten offering and the Issuer will facilitate such offering, provided that the registrable securities proposed to be sold in the offering have a total offering price of at least $50 million. Such demand registration rights are subject to certain issuer suspension periods, limitations on frequency and timing of demands and certain other conditions. In addition, the Registration Rights Agreement grants the KV Funds “piggyback” registration rights, subject to certain exceptions including that there cannot be an effective shelf registration statement available for the resale of holders’ registrable securities at such time as piggyback rights are exercised.

The Registration Rights Agreement also includes customary indemnification provisions. Further, the Issuer will bear all expenses incident to registering the securities, including any underwritten offerings, except such expenses shall not include any selling expenses such as underwriters’ commissions and discounts, brokerage fees, underwriter marketing costs and legal fees incurred by the holders above a specified amount.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name

99.1	Agreement regarding joint filing Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2022

KHOSLA VENTURES SEED B, L.P.

By:	Khosla Ventures Seed Associates B, LLC, a Delaware limited liability company and general partner of Khosla Ventures Seed B, LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES SEED B (CF), L.P.

By:	Khosla Ventures Seed Associates B, LLC, a Delaware limited liability company and general partner of Khosla Ventures Seed B (CF), LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES SEED ASSOCIATES B, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES V, L.P.

By:	Khosla Ventures Associates V, LLC, a Delaware limited liability company and general partner of Khosla Ventures V, LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES ASSOCIATES V, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

VK SERVICES, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Manager

/s/ Vinod Khosla
Vinod Khosla

ATTACHMENT A

The general partner of KV Seed B and KV Seed B (CF) is KVA Seed B. The general partner of KV V is KVA V. VK Services is the sole manager of KVA Seed B and KVA V. Mr. Khosla is the managing member of VK Services. Each of Mr. Khosla, VK Services and KVA Seed B possesses power to direct the voting and disposition of the shares owned by KV Seed B (CF) and KVA Seed B, and each of KVA Seed B, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares. Each of Mr. Khosla, VK Services and KVA V possesses power to direct the voting and disposition of the shares owned by KV V, and each of Mr. Khosla, VK Services and KVA V may be deemed to have indirect beneficial ownership of such shares. Mr. Khosla possesses power to direct the voting and disposition of the shares owned by VK Services, and Mr. Khosla may be deemed to have indirect beneficial ownership of such shares. KVA Seed B, KVA V and Mr. Khosla hold no securities of the Issuer directly.

Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.